SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 13 October 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





Press Release

October 13, 2005

BP ANNOUNCES $2.2 BILLION EXPANSION OF WAMSUTTER NATURAL GAS FIELD

BP today announced that it will invest up to $2.2 billion to double production from its acreage in the Wamsutter gas field in the Rockies region of the United States.

The multi-year drilling program is expected to increase BP's share of ultimate recovery from the field by 450 million barrels of oil equivalent and increase BP daily net production from 125 to 250 million standard cubic feet per day by the end of the decade.

The $2.2 billion outlay includes the drilling of 2,000 wells over the next 15 years and a two-year, $120 million technology field trial program which could lead to additional field development in the future.

"This major investment follows more than two years of focused, accelerated drilling and technical studies which revealed the untapped potential of the Wamsutter resource. It has created 1,600 new development locations," said Tony Hayward, chief executive, BP Exploration and Production. "It will allow us to continue aggressive development of one of the largest gas fields in the United States."

The Wamsutter project is part of a projected 10-year, $15 billion investment program BP plans for its North American onshore operations.

"BP is committed to continued development of secure US energy supplies and is working with stakeholders and with local, state and federal officials to increase the supply of clean-burning natural gas to US markets," said Ross Pillari, President of BP America. "Expanded development of the Wamsutter gas field is fundamental to that strategy."

Notes to editors:

  - The Wamsutter field is located in Wyoming. Discovered in the 1950s, it encompasses 1,700 square miles and is one of the largest tight gas resources in North America. The field has multiple operators and has produced 2 trillion cubic feet of gas from more than 2,000 wells.

  - BP is the largest operator in the Wamsutter field with an interest in 352,000 leased acres. BP operates 950 wells.

  - BP is one of the world's leading energy companies. This year, the company will spend more than $5 billion to find, develop, transport and deliver new energy supplies to the US market.

  - BP is one of North America's largest producers and marketers of natural gas. To further expand US gas supply the company is seeking permits for construction of new LNG (liquefied natural gas) receiving terminals in Texas and New Jersey and is working to develop a viable pipeline project to deliver Alaska natural gas to the North American market.

  - BP is also investing in the Deepwater Gulf of Mexico, where four new fields have started production in the last three years and two new fields are being developed.

For further information contact:

David Nicholas, BP press office, London: +44-20-7496-4708
Ronnie Chappell, BP press office, Houston: 281-366-5174
Jack Rigg, BP America, Denver: 303-830-3250
Marti Gazzier, BP press office, Houston: 281-236-2283

- ENDS -

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 13 October 2005                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary